 Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185336

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

FIRST AMENDMENT TO SUPPLEMENT NO. 3 DATED APRIL 28, 2014

TO THE PROSPECTUS DATED JULY 16, 2013

This First Amendment to Supplement No. 3, supplements, and should be read in conjunction with, the prospectus of Hartman Short Term Income Properties XX, Inc. (the “Company” ) dated July 16, 2013, as supplemented by Supplement No. 1 dated August 19, 2013; and Supplement No. 2 dated December 6, 2013 and Supplement No. 3 dated April 25, 2014 to the prospectus.  Unless otherwise defined in this supplement amendment, capitalized terms used in this supplement amendment shall have the same meanings as set forth in the prospectus.  The purpose of this First Amendment to Supplement No. 3 is to disclose, revise or update the following:

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Status of our public offering;

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DESCRIPTION OF INVESTMENTS;

Status of Our Public Offering

On December 7, 2012 we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission (the “SEC”) to register 20,000,000 shares of our common stock at a price of $10.00 per share (subject to certain volume discounts described in the prospectus) and 1,900,000 shares of common stock to be sold pursuant to our distribution reinvestment program at a price of $9.50 per share, for aggregate gross offering proceeds of $219,000,000, as a follow-on offering to our initial public offering.  On July 16, 2013, the SEC declared the registration statement effective and we commenced the follow-on offering as of that date.  As of April 25, 2014, we have accepted investors’ subscriptions for, and issued, 6,588,207 shares of our common stock in this offering, resulting in gross proceeds of $64,239,286. To date, we have issued approximately 361,299 shares of our common stock pursuant to our distribution reinvestment plan and 1,638,701 shares remain available for issuance under our distribution reinvestment plan pursuant to this offering.

DESCRIPTION OF INVESTMENTS

The following supersedes and replaces in its entirety the discussion set forth under “DESCRIPTION OF INVESTMENTS” beginning on page 93 of the prospectus:

As of March 31, 2014, our portfolio consists of  five properties, one of which was originally acquired through a joint venture with an affiliate. The following table provides summary information regarding our investments:

Name/Location	Approx. Rentable SF	Date Acquired	Property Acquisition Cost	Approx. Annualized Base Rent	Approx.% Leased
Richardson Heights Shopping Center Richardson, TX	201,433	12/28/2010	$19,150,000	$2,051,225	67%
Cooper Street Plaza Arlington, TX	127,696	05/11/2012	$10,612,500	$1,352,003	92%
Bent Tree Green Dallas, TX	139,609	10/16/2012	$12,012,500	$1,897,460	76%
Parkway Plaza I & II Dallas, TX	136,506	03/15/2013	$9,490,000	$ 892,218	42%
Gulf Plaza Houston, Texas	120,651	03/11/2014	$13,950,000	$2,372,427	100%

Richardson Heights

On December 28, 2010, we entered into a joint venture (the “Joint Venture”) with Hartman Short Term Income Properties XIX, Inc. (“Hartman XIX”) to purchase the Richardson Heights Shopping Center (“Richardson Heights Center”) for $19.15 million on an all cash basis from an unaffiliated seller, LNR Partners, LLC.  Hartman XIX is a REIT that is managed by affiliates of our advisor and real property manager. We made an initial capital contribution to the Joint

Venture of $1.915 million representing a 10% interest in the Joint Venture.  Hartman XIX made capital contributions totaling $17.235 million to the Joint Venture representing a 90% interest therein.  Between April 20, 2011 and October 31, 2011, we acquired Hartman XIX’s interest in the Joint Venture from Hartman XIX for $7,485,000 cash and the distribution of a note receivable in the amount of $9,750,000 to Hartman XIX.  We paid our advisor an acquisition fee of 2.5%, or $478,750, in connection with the Richardson Heights’ acquisition.

Richardson Heights is located at 100 South Central Expressway in Richardson, Texas, a suburb of Dallas.  It contains 201,433 square feet of rentable space, and as of March 31, 2014 is 67% leased by 29 tenants who occupy 135,178 square feet.  Richardson Heights was built in 1958 and was renovated in 2008.  The average rent for the occupied space is $15.17 per square foot.

Significant Tenants

The following table sets forth information about the tenants occupying 10% or more of the rentable square footage as of March 31, 2014:

Tenant Name	Base Rent	Rentable SF	Initial Lease Date	Year Expiring
Iced Tea with Lemon LLC (dba Alamo Draft House)	$ 350,000	29,800	08/2013	2028
TJ Maxx	265,554	27,953	03/1988	2015

The redevelopment and construction of the space for the Alamo Draft House tenant was completed in late July 2013 and the tenant’s lease commenced on August 1, 2013.  The Richardson Heights Center is experiencing significant interest from prospective tenants including restaurants and specialty retailers.

During the next twelve months there are three (3) leases scheduled to expire comprising approximately 32,353 square feet.  The most significant of the three leases is TJ Maxx, which expires March 31, 2015.  TJ Maxx has been a tenant at Richardson Heights since March 1988.

On March 4, 2014, we entered into a new lease agreement with a Mexican concept restaurant. On March 18, 2014, the date that this lease commenced, the property occupancy increased to 67%.  The following table summarizes this new lease:

Tenant	Lease Commencement	Rent Commencement	Monthly Rent	Square Feet	Occupancy
TACO JOINT (DOS IDIOTS II)	3/18/2014	8/1/2014	$8,993	6,852	3.4%

The following graphic depicts historical Modified Funds from Operations (“MFFO”) for the trailing twelve month periods ending April 2013 through March 2014 versus occupancy as of the end of each period:

	Apr – 2013	May - 2013	Jun – 2013	Jul - 2013	Aug - 2013	Sep – 2013	Oct – 2013	Nov – 2013	Dec - 2013	Jan - 2014	Feb - 2014	Mar - 2014
Net (loss)	($246,395)	($78,416)	($985,979)	($985,979)	($1,008,572)	($977,972)	($713,116)	($724,333)	($587,027)	($767,879)	($862,379)	($964,078)
Depreciation and amortization	987,997	798,312	1,544,692	1,501,289	1,461,285	1,477,088	1,438,574	1,400,060	1,538,056	1,675,782	1,813,509	1,973,961
Funds from operations	741,602	719,897	558,713	492,717	483,313	763,972	714,241	756,554	951,029	907,903	951,130	1,009,883
Acquisition related expenses	-	-	-	-	-	-	-	-	-	-	-	-
Modified funds from operations (MFFO)	$741,602	$719,897	$558,713	$492,717	$483,313	$763,972	$714,241	$756,554	$951,029	$907,903	$951,130	$1,009,883

MFFO: The Company defines MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010.

Occupancy: Occupancy is defined as the percentage of gross leasable area for which there is a signed lease.

Cooper Street Plaza

On May 11, 2012, the Company acquired a fee simple interest in a 127,696 square foot shopping center located in Arlington, Texas commonly known as Cooper Street Plaza, through a wholly owned subsidiary, Hartman Cooper Street Plaza, LLC (“Cooper Street LLC”).  Cooper Street LLC acquired Cooper Street Plaza from Regency Centers, LP, an unrelated third party seller, for a purchase price of $10,612,500, exclusive of closing costs.  We paid our advisor an acquisition fee of 2.5%, or $265,313, in connection with the Cooper Street acquisition.

Cooper Street Plaza was constructed in 1992.  It was 92% occupied on the date of purchase.  Major tenants are Home Depot Garden Center, Office Max, K&G Men’s Store and TGI Friday’s.  As of March 31, 2014, Cooper Street Plaza is occupied by 16 tenants who occupy 117,875 square feet (92% occupancy).  The average rent for the occupied space is $11.47 per square foot plus operating expense recovery as defined in the lease agreements.

Significant Tenants

The following table sets forth information about the tenants occupying 10% or more of rentable square footage of Cooper Street Plaza as of March 31, 2014:

Tenant Name	Base Rent	Rentable SF	Initial Lease Date	Year Expiring
Home Depot Garden Center	$ 340,476	35,840	05/2002	2023
K&G Men’s Company Inc.	338,334	31,473	07/2007	2017
Office Max	150,500	21,500	11/2011	2014

During the next twelve months, there are two tenant leases expiring, which comprise 22,925 square feet.  The Office Max current lease expires at the end of October 2014.  Office Max has expressed interest in a three year renewal.  There can be no assurance we will successfully renegotiate a renewal of this lease.  The US Army Recruiting Office current lease, comprising 1,425 square feet, expires in mid-December 2014.

The following graphic depicts historical Modified Funds from Operations (“MFFO”) for the trailing twelve month periods ending May 2013 through March 2014 versus occupancy as of the end of each period:

	May -2013	Jun - 2013	Jul - 2013	Aug - 2013	Sep – 2013	Oct – 2013	Nov – 2013	Dec - 2013	Jan - 2014	Feb - 2014	Mar - 2014
Net (loss)	$299,555	$4,675	($11,358)	($17,602)	$30,345	$15,221	($4.785)	$4,456	($52,314)	($108,599)	($166,576)
Depreciation and amortization	471,055	765,012	774,163	785,215	730,535	741,587	752,639	796,948	859,409	921,869	982,473
Funds from operations (FFO)	770,610	769,687	762,805	767,613	760,880	756,808	747,854	801,404	807,095	813,270	815,898
Acquisition related expenses	-	-	-	-	-	-	-	-	-	-	-
Modified funds from operations (MFFO)	$770,610	$769,687	$762,805	$767,613	$760,880	$756,808	$747,854	$801,404	$807,095	$813,270	$815,898

MFFO: The Company defines MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010.

Occupancy: Occupancy is defined as the percentage of gross leasable area for which there is a signed lease.

Bent Tree Green

On October 16, 2012, we acquired a fee simple interest in a 139,609 square foot office building located in Dallas, Texas commonly known as Bent Tree Green, through Hartman Bent Tree Green, LLC (“Bent Tree LLC”), our wholly-owned subsidiary.  Bent Tree LLC acquired Bent Tree Green from Behringer Harvard Bent Tree, LP, an unrelated third party seller, for a purchase price of $12,012,500, exclusive of closing costs.  We paid our advisor an acquisition fee of 2.5%, or $300,312, in connection with the Bent Tree Green acquisition.

Bent Tree Green was constructed in 1983.  It was 63% occupied on the date of purchase.  As of March 31, 2014, Bent Tree Green is occupied by 19 tenants who occupy 105,612 square feet (76% occupancy).  The average rent for the occupied space is $17.97 per square foot plus certain operating expense recovery as defined in the lease agreements.

Significant Tenants

The following table sets forth information about the tenants occupying 10% or more of rentable square footage of Bent Tree Green as of March 31, 2014.

Tenant Name	Base Rent	Rentable SF	Initial Lease Date	Year Expiring
Purdy-McGuire, Inc.	$ 380,285	18,327	10/2008	2019
Dental One Inc.	285,686	15,428	02/2009	2016
Behringer Harvard REIT I, Inc.	253,365	14,478	12/2011	2017
Scott & Reid General Contractors Inc.	200,876	11,645	09/2011	2019

The previous owner of Bent Tree Green invested approximately $1.5 million in recent years on common area and exterior renovation of the property.  Three existing tenants have, or are in the process of, expanding their space in the property.  During the next twelve months, there is only one tenant lease expiring which comprises 1,158 square feet.  The following table summarizes new tenants and expansions for existing tenants described herein:

Tenant	Lease Commencement	Rent Commencement	Monthly Rent	Square Feet	Occupancy
TRI GLOBAL (1)	5/1/2014	5/1/2014	$29,143	7,108	5.09%
LALLOON MARKETING	1/1/2014	5/1/2014	$5,419	4,264	3.05%
BARKER VIGATTO (1)	1/1/2014	4/1/2014	$1,058	686	0.49%
The SCHUL GROUP (1)	1/1/2014	6/1/2014	$4,831	1,186	0.85%
VACO DALLAS	12/1/2013	12/1/2013	$2,415	1,558	1.12%
			$42,866	14,802	10.60%

(1)

Existing tenant expansion or relocation

The interval, if any, between the date of lease commencement and rent commencement is the period during which a lease concession, generally free rent, will be in effect.

The following graphic depicts historical Modified Funds from Operations (“MFFO”) for the trailing twelve month periods ending October 2013 through March 2014 versus occupancy as of the end of such period for the property referred to hereinabove:

	Oct – 2013	Nov – 2013	Dec - 2013	Jan - 2014	Feb - 2014	Mar - 2014
Net (loss)	($462,662	($525,002)	($509,933	($554,650)	($620,934)	($677,566)
Depreciation and amortization	866,926	940,502	931,359	1,004,935	1,078,510	1,160,774
Funds from operations (FFO)	404,264	415,500	421,426	450,284	457,576	483,209
Acquisition related expenses	-	-	-	-	-	-
Modified funds from operations (MFFO)	404,264	415,500	421,426	450,284	457,576	483,209

MFFO: The Company defines MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010.

Occupancy: Occupancy is defined as the percentage of gross leasable area for which there is a signed lease.

Parkway Plaza

On March 15, 2013, we acquired a fee simple interest in two office buildings comprising approximately 136,506 square feet located in Dallas, Texas commonly known as Parkway I & II (the “Parkway Property”) through Hartman Parkway, LLC (“Parkway LLC”), our wholly-owned subsidiary.  Parkway LLC acquired the property from Merit 99 Office Portfolio, LP, an unrelated third party seller, for a purchase price of $9,490,000, exclusive of closing costs.  We paid our advisor an acquisition fee of 2.5%, or $237,250, in connection with the Parkway Property acquisition.

The Parkway Property was constructed in 1980.  The Parkway Property was 68% occupied on the acquisition date.  Major tenants include JP Morgan Chase Bank and O’Boyle Properties, Inc.  As of March 31, 2014, the Parkway Property is occupied by 24 tenants who occupy 56,716 square feet (42% occupancy).  The average rent for the occupied space is $15.73 per square foot plus certain operating expense recovery as defined in the lease agreements.

Significant Tenants

As of March 31, 2014, there are no significant tenants occupying 10% or more of rentable square footage of Parkway I & II.  Gerdes Henrichson, previously the largest tenant of the Parkway Property, determined not to renew its lease, which expired on February 28, 2014.  This tenant comprised approximately 14% or gross leasable area and 26% of current annual rent.  During the next twelve months, there are no tenant leases expiring.

Parkway I & II were acquired from an operator that has under-operated and under-invested in the property for years.  The common areas and exterior of the property have now been renovated under our ownership and operation of the property.  Instabilities in the tenant base are being addressed.  With numerous vacancies recently reconditioned for immediate occupancy, we expect strong leasing activity in 2014.  The following table summarizes new tenants and expansions described herein:

Tenant	Lease Commencement	Rent Commencement	Monthly Rent	Square Feet	Occupancy
AMPIO SOLUTIONS, INC.	3/1/2014	5/1/2014	$1,883	1,458	1.57%

The interval, if any, between the date of lease commencement and rent commencement is the period during which a lease concession, generally free rent, will be in effect.

As noted above, the Parkway Property was acquired in March 2013.  Accordingly we do not present a similar graphic depicting historical Modified Funds from Operations (“MFFO”) for a number of trailing twelve month periods as we have presented above.

Gulf Plaza

On March 11, 2014, we acquired a fee simple interest in an office building located in the Energy Corridor of Houston, Texas, commonly known as Gulf Plaza.  The property was acquired from fourteen tenant-in-common investors, including Hartman Gulf Plaza Acquisitions, LP (“Acquisitions”) which owned 1% of Gulf Plaza.  Acquisitions is an affiliate of Hartman Income REIT Management, Inc., our property manager, which indirectly owns approximately 15% of Acquisitions.  Approximately 10% of Acquisitions is owned by Allen Hartman, our President and CEO, or his affiliates.  The following table provides summary information regarding our investment in Gulf Plaza.

Name/Location	Approx. Rentable SF	Date Acquired	Property Acquisition Cost	Approx. Annualized Base Rent	Approx.% Leased
Gulf Plaza, Houston, TX	120,651	03/11/2014	$13,950,000	$2,372,427	100%

Gulf Plaza was constructed in 1983.  Gulf Plaza is 100% leased to Gulf Interstate Engineering Company (“GIE”), the 8th largest Houston-area energy engineering firm with total annual gross billings of over $240 million.  GIE has been a tenant of Gulf Plaza since March 2003.